Exhibit 99.1

Catalyst begins sales process for Snowflake mill and assets

RICHMOND, BC, Sept. 17, 2012 /CNW/ - Catalyst Paper announced today that it has begun a sale process for its Snowflake mill and associated assets in accordance with the US Court-approved sale and investor solicitation procedures (SISP).

The Snowflake facility is located in the foothills of the White Mountains in northeastern Arizona.  The assets for sale under the sale process include the equipment and other assets associated with the paper mill, approximately 19,000 acres of land and The Apache Railway Company.

The steps and timeline for soliciting bids to purchase the Snowflake mill and associated assets will be implemented as follows:

(a)	an initial offering summary and confidentiality agreement will be distributed to known potential bidders on September 17, 2012;

(b)	potential bidders are to submit certain information and an executed confidentiality agreement not later than 5:00 p.m. (Vancouver time) on October 1, 2012;

(c)	qualified bidders will be determined within three business days after such potential bidders have delivered their materials;

(d)	qualified bidders are to submit a non-binding indication of interest not later than 5:00 p.m. (Vancouver time) on November 1, 2012 (the Phase 1 Bid Deadline);

(e)	the non-binding indication of interest will be assessed within three business days after the Phase 1 Bid Deadline;

(f)	once the non-binding indication of interest has been determined to likely be consummated, the bidder will submit a purchase bid or investment bid not later than 5:00 p.m. (Vancouver time) 30 calendar days from being advised by Catalyst to do so (the Phase 2 Bid Deadline);

(g)	the purchase bid or investment bid will be assessed within the three business days following the Phase 2 Bid Deadline; and

(h)	in the event that Catalyst determines there is more than one qualified purchase bid or investment bid, an auction will be conducted on a date and at a time and location to be advised by Catalyst to such qualified bidders.

Potential bidders who have questions about the recapitalization may contact Nancy Turner of Perella Weinberg Partners, the financial advisor for Catalyst Paper, at 415-671-4550.

Catalyst Paper manufactures a broad range of specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, and the Pacific Rim. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. Capacity will be 1.5 million tonnes upon closure of the mill in Snowflake, AZ effective September 30, 2012. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements
Certain matters set forth in this news release are forward-looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the second quarter of 2012, which are available at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Information contact:

Investors:

Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

Media:

Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 19:55e 17-SEP-12